SUBJECT TO COMPLETION, DATED JUNE 19, 2007

We will amend and complete the information in this prospectus supplement and the accompanying prospectus. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Prospectus Supplement	Filed Pursuant to Rule 424(b)5
June , 2007	File No. 333-123494
(To Prospectus dated April 7, 2005)

$350,000,000

Northern States Power Company
(a Minnesota corporation)

          % First Mortgage Bonds, Series due July 1, 2037

This is an offering of $350,000,000 of       % First Mortgage Bonds, Series due July 1, 2037 to be issued by Northern States Power Company, a Minnesota corporation. We will pay interest on the first mortgage bonds on January 1 and July 1 of each year, commencing January 1, 2008. The first mortgage bonds will mature on July 1, 2037. We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price described in this prospectus supplement.

The first mortgage bonds will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the first mortgage bonds. Please read the information provided under the caption “Supplemental Description of the First Mortgage Bonds” in this prospectus supplement and “Description of the First Mortgage Bonds” in the accompanying prospectus for a more detailed description of the first mortgage bonds.

Investing in the first mortgage bonds involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Underwriting Discounts(2)		Proceeds to Us(3)
Per First Mortgage Bond		%		%		%
Total	$		$		$

(1)          Plus accrued interest, if any, from June    , 2007.

(2)          We have agreed to indemnify the several underwriters against certain liabilities under the Securities Act of 1933, as amended. See “Underwriting.”

(3)          Before deduction of expenses payable by us estimated at $1.3 million.

We expect that delivery of the first mortgage bonds will be made to purchasers through the facilities of The Depository Trust Company on or about June    , 2007.

Joint Book-Running Managers
Banc of America Securities LLC	BMO Capital Markets	UBS Investment Bank
Co-Managers
Mizuho Securities USA Inc.	U.S. Bancorp Investments, Inc.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the first mortgage bonds we are offering hereby. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the first mortgage bonds we are offering hereby. The accompanying base shelf prospectus dated April 7, 2005 is referred to as the “accompanying prospectus” in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information and if given, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

If the description of the first mortgage bonds varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

It is expected that delivery of first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). You should be advised that trading of the first mortgage bonds may be affected by the T+5 settlement. See “Underwriting” in this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

PROSPECTUS SUPPLEMENT SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in the first mortgage bonds offered hereby. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Northern States Power Company, a Minnesota corporation.

The Company

General

We are an operating utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, transport, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. As of June 1, 2007, we provide electric utility service to approximately 1.4 million customers and gas utility service to approximately 0.5 million customers.

We are a wholly owned subsidiary of Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation.

The Offering

The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including “Supplemental Description of the First Mortgage Bonds,” and the accompanying prospectus, including “Description of the First Mortgage Bonds.”

Issuer	Northern States Power Company, a Minnesota corporation.
Securities Offered	$350,000,000 principal amount of % first mortgage bonds, series due July 1, 2037.
Maturity	July 1, 2037.
Interest Rate	% per year.
Interest Payment Dates	January 1 and July 1 of each year, beginning on January 1, 2008.
Ranking

The first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds and any first mortgage bonds hereafter issued under our Trust Indenture dated February 1, 1937, as supplemented and restated (the “Mortgage Indenture”), from us to BNY Midwest Trust Company, as successor trustee (the “Mortgage Trustee”). As of May 31, 2007, $1.872 billion aggregate principal amount of our first mortgage bonds were outstanding.

Collateral	The first mortgage bonds are secured by a first mortgage lien on all of our real and fixed properties, leasehold rights, franchises and permits, subject to limited exceptions.
Ratings

The first mortgage bonds have been assigned a rating of “A-” (stable outlook) by Standard & Poor’s Ratings Services, “A2” (stable outlook) by Moody’s Investors Service, Inc. and “A+” (stable outlook) by FitchRatings. Ratings from credit rating agencies are not recommendations to buy, sell or hold our first mortgage bonds and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption

We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined under the caption “Supplemental Description of the First Mortgage Bonds”) plus       basis points, plus accrued and unpaid interest to the redemption date.

Sinking Fund	None.

Use of Proceeds

We intend to add the net proceeds from the sale of the first mortgage bonds offered hereby to our general funds and apply a portion of such net proceeds to the repayment of outstanding commercial paper. The balance of net proceeds will be used for general corporate purposes, which may include the refinancing of higher-interest rate long-term debt.

Trustee	BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank).

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006 and the information under “Critical Accounting Policies” in this prospectus supplement, before purchasing the first mortgage bonds offered hereby. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in such first mortgage bonds. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

As described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, our credit ratings could be lowered or withdrawn entirely by a rating agency in the future. Any lowering of the credit ratings on our first mortgage bonds would likely reduce the value of the first mortgage bonds offered hereby.

The first mortgage bonds have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

Although the first mortgage bonds generally may be resold or otherwise transferred by holders who are not our affiliates, they will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they currently intend to make a market in the first mortgage bonds, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that a market for the first mortgage bonds will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

USE OF PROCEEDS

We intend to add the net proceeds from the sale of the first mortgage bonds offered hereby to our general funds and apply a portion of such net proceeds to the repayment of outstanding commercial paper. The balance of the net proceeds will be used for general corporate purposes, which may include the refinancing of higher-interest rate long-term debt such as $185 million in aggregate principal amount of our 8.00% Notes, Series due 2042. At May 31, 2007, we had approximately $300 million of commercial paper outstanding with a weighted average annual interest rate of 5.4%.

RATIOS OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

The table below sets forth our ratios of consolidated earnings for the periods indicated.

	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges(1)	2.4	3.3	3.2	3.2	2.8	3.3
Pro Forma Ratio of Earnings to Fixed Charges	2.1	2.9

(1)             Included in the ratio of earnings to fixed charges for the three months ended March 31, 2007 and the year ended December 31, 2006 are $2.2 million and $4.1 million, respectively, of payments made pursuant to a purchased power agreement that was accounted for as an operating lease. These payments relate to a Minnesota electric generating facility that became operational in June 2006.

For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees and (ii) fixed charges consist of interest on long-term debt, other interest charges, including amounts deemed to represent the interest portion of operating leases, and amortization of debt discount, premium and expense. The pro forma ratios of earnings to fixed charges reflect the issuance of the first mortgage bonds offered hereby, using an assumed interest rate of 6.375% and the use of proceeds as described in “Use of Proceeds” in this prospectus supplement.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007 on an actual basis and as adjusted to reflect the issuance of the first mortgage bonds offered hereby and the use of proceeds as described in “Use of Proceeds” in this prospectus supplement. You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with “Selected Consolidated Financial Data” included elsewhere in this prospectus supplement.

	As of March 31, 2007
	Actual		As Adjusted(1)
	(Thousands of Dollars)	% of Capitalization	(Thousands of Dollars)	% of Capitalization
Short-term debt	$153,000	3.0%	$—	—%
Current portion of long-term debt	37	—	37	—
Long-term debt	2,299,407	45.2	2,646,345	50.1
Total debt	2,452,444	48.2	2,646,382	50.1
Common stockholder’s equity	2,639,372	51.8	2,639,372	49.9
Total capitalization	$5,091,816	100.0%	$5,285,754	100.0%

(1)          Adjusted to reflect the issuance of the first mortgage bonds offered hereby, the application of the estimated net proceeds thereof, after deducting the estimated underwriting discount and offering expenses, to the repayment of approximately $153 million of short-term debt.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of March 31, 2007 and 2006 have been derived from our unaudited financial statements and the related notes. The information set forth below should be read together with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the period ended March 31, 2007, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005	2004
	(Thousands of Dollars, except ratios)
Consolidated Statements of Income Data:
Operating revenues	$1,145,635	$1,087,713	$4,027,615	$3,853,584	$3,275,857
Operating expenses	1,047,777	964,685	3,507,104	3,387,302	2,844,224
Operating income	97,858	123,028	520,511	466,282	431,633
Other income	6,437	4,276	30,327	19,380	21,836
Interest charges and financing costs	40,121	36,537	150,922	136,135	128,582
Income taxes	21,671	31,825	127,606	111,783	94,613
Net income	$42,503	$58,942	$272,310	$237,744	$230,274

	March 31,	December 31,
	2007	2006	2005
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$909,782	$1,000,972	$1,167,031
Net property, plant and equipment	6,163,916	5,988,508	5,459,789
Other assets	2,094,275	2,089,568	2,164,564
Total assets	$9,167,973	$9,079,048	$8,791,384
Current portion of long-term debt	$37	$40	$204,833
Short-term debt	153,000	89,000	—
Other current liabilities	747,202	813,122	818,884
Total current liabilities	$900,239	$902,162	$1,023,717
Deferred credits and other liabilities	$3,328,955	$3,254,026	$3,359,731
Long-term debt	2,299,407	2,299,188	2,155,540
Common stockholder’s equity	2,639,372	2,623,672	2,252,396
Total liabilities and equity	$9,167,973	$9,079,048	$8,791,384

CRITICAL ACCOUNTING POLICIES

You should consider the financial data and other information contained in our audited and unaudited consolidated financial statements and related notes, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for

the period ended March 31, 2007, which we incorporate by reference in this prospectus supplement and the accompanying prospectus, before making a decision to purchase the first mortgage bonds.

Preparation of financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may have a significant effect not only on the operation of the business but also on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed. The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results and that require management’s most difficult, subjective or complex judgments. Each of these has a higher potential of resulting in materially different reported amounts under different conditions or when using different assumptions.

Accounting Policy	Judgments/Uncertainties Affecting Application
Regulatory Mechanisms and Cost Recovery

•  Anticipated future regulatory decisions and their impact

•  External regulatory decisions, requirements and regulatory environment

•  Impact of deregulation and competition on ratemaking process and ability to recover costs

Nuclear Plant Decommissioning and Cost Recovery

•  Cost of future decommissioning

•  Availability of facilities for waste disposal

•  Approved methods for waste disposal

•  Useful lives of nuclear power plants

•  Future recovery of plant investment and decommissioning costs

•  Re-licensing of nuclear plants impact on decommissioning costs

Income Tax Accruals

•  Application of tax statutes and regulations to transactions

•  Anticipated future decisions of tax authorities

•  Ability of tax authority decisions/positions to withstand legal challenges and appeals

•  Ability to realize tax benefits through carrybacks to prior periods or carryovers to future periods

Benefit Plan Accounting

•  Future rate of return on pension and other plan assets, including impacts of changes to investment portfolio composition

•  Discount rates used in valuing benefit obligation

•  Actuarial period selected to recognize deferred investment gains and losses

These policies are discussed in the “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2006.

We continually make informed judgments and estimates related to these critical accounting policy areas based on an evaluation of the varying assumptions and uncertainties for each area. For example:

•       probable outcomes of regulatory proceedings are assessed in cases of requested cost recovery or other approvals from regulators;

•       the ability to operate plant facilities and recover the related costs over their useful operating lives, or such other period designated by our regulators, is assumed;

•       probable outcomes of reviews and challenges raised by tax authorities, including appeals and litigation where necessary, are assessed; and

•       projections are made regarding earnings on pension investments and the salary increases provided to employees over their periods of service.

The information and assumptions underlying many of these judgments and estimates will be affected by events beyond our control, or otherwise change over time. This may require adjustments to recorded results to better reflect the events and updated information that becomes available.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005
	(Thousands of Dollars)
Net cash provided by operating activities	$236,875	$318,482	$753,544	$488,718

Net cash provided by operating activities decreased by $81.6 million, or 25.6%, for the first three months of 2007, compared with the first three months of 2006. The change was largely due to the timing of working capital activity where collection of receivables and recoverable purchased natural gas and electric energy costs decreased in 2007. Net cash provided by operating activities increased by $264.8 million, or 54.2%, for the year ended December 31, 2006, compared with the year ended December 31, 2005. The change was largely due to the timing of working capital activity resulting primarily from increased receivables collection in 2006. The increase in cash provided by operating activities was partially offset by the timing of cash expenditures for accounts payable.

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005
	(Thousands of Dollars)
Net cash used in investing activities	$(256,469)	$(131,649)	$(892,387)	$(793,285)

Net cash used in investing activities increased by $124.8 million, or 94.8%, for the first three months of 2007, compared with the first three months of 2006. The change was largely due to increased capital and construction expenditures. Net cash used in investing activities increased by $99.1 million, or 12.5%, for the year ended December 31, 2006, compared with the year ended December 31, 2005. The change was primarily due to increased capital and construction expenditures, partially offset by decreased investments in and advances to affiliates.

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006	2005
	(Thousands of Dollars)
Net cash provided by (used in) financing activities	$37,892	$(170,686)	$116,320	$336,875

Net cash provided by financing activities increased by $208.6 million for the first three months of 2007, compared with the first three months of 2006. The change was largely due to decreased repayments of borrowings under our revolving credit facility. Net cash provided by financing activities decreased by $220.6 million for the year ended December 31, 2006, compared with the year ended December 31, 2005. The change was largely due to increased borrowings under our revolving credit facility, partially offset by proceeds from the issuance of long-term debt and commercial paper.

Capital Requirements

Capital Expenditures.   The estimated cost as of December 31, 2006 of our capital expenditure programs and other capital requirements for the years 2007, 2008 and 2009 are shown in the table below.

	2007	2008	2009
	(Millions of Dollars)
Total capital expenditures	$995	$1,050	$1,000
Sinking funds and debt maturities	149	149	392
Total capital requirements	$1,144	$1,199	$1,392

In December 2003, the Minnesota Public Utilities Commission (“MPUC”) approved our metropolitan emissions reduction project (“MERP”) proposal to convert two coal-fueled electric generating plants to natural gas, and to install advanced pollution control equipment at a third coal-fired plant. These improvements are expected to significantly reduce air emissions from these facilities, while increasing the capacity at system peak by 300 megawatts. Major construction for the MERP project began in 2005, and these projects are expected to come on line between 2007 and 2009. Our cumulative investment is approximately $1.0 billion, which amount is included in the table above. The MPUC has approved a more current recovery of the financing costs related to the MERP. The in-service plant costs, including the financing costs during construction, are recovered from customers through a MERP rider, which was effective January 1, 2006.

All of our capital expenditure programs are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to a variety of factors, including changes in electric and natural gas projected load growth, the desired reserve margin and the availability of purchased power, as well as alternative plans for meeting long-term energy needs. In addition, our need to comply with future requirements to install emission-control equipment and merger, acquisition and divestiture opportunities to support corporate strategies may impact actual capital requirements.

Contractual Obligations and Other Commitments.   We have a variety of contractual obligations and other commercial commitments that represent prospective requirements in addition to our capital expenditure programs. The following is a summarized table of our contractual obligations as of December 31, 2006.

	Payments Due by Period
		Less than	1-3		After
Contractual Obligations	Total	1 Year	Years	4-5 Years	5 Years
	(Thousands of Dollars)
Long-term debt principal and interest payments	$4,697,515	$149,438	$541,536	$427,547	$3,578,994
Operating leases(1)(2)	653,592	36,611	70,170	66,728	480,083
Unconditional purchase obligations(3)	3,626,409	625,327	918,249	674,687	1,408,146
Payments to vendors in process	48,705	48,705	—	—	—
Short-term debt	89,000	89,000	—	—	—
Total contractual cash obligations(4)	$9,115,221	$949,081	$1,529,955	$1,168,962	$5,467,223

(1)          Under some leases, including most of our railcar, vehicle and equipment and aircraft leases, we must sell or purchase the property that we lease if we choose to terminate before the scheduled lease expiration date. As of December 31, 2006, the amount that we would have had to pay if we chose to terminate these leases was approximately $68.9 million. In addition, at the end of the equipment leases’ terms, each lease must be extended, equipment purchased for the greater of fair value or unamortized value or equipment sold to a third party with us making up any deficiency between the sales price and the unamortized value.

(2)          Included in operating lease payments are $28.6 million, $58.5 million, $60.3 million and $437.9 million, respectively, for the less than 1 year, 1-3 years, 4-5 years and after 5 years categories, pertaining to a purchased power agreement that was accounted for as an operating lease. These payments relate to a Minnesota electric generating facility that became operational in June 2006.

(3)          We have contracts providing for the purchase and delivery of a significant portion of our current coal, nuclear fuel and natural gas requirements. We have entered into agreements with utilities and other energy suppliers for purchased power to meet system load and energy requirements, replace generation from company-owned units under maintenance and during outages, and meet operating reserve obligations. Certain contractual purchase obligations are adjusted based on indicies. The effects of price changes are mitigated, however, through cost-of-energy adjustment mechanisms.

(4)          We also have outstanding authority under contracts and blanket purchase orders to purchase up to approximately $458.5 million of goods and services through the year 2021, in addition to the amounts disclosed in this table and in the forecasted capital expenditures.

Dividend Policy

Historically, we have paid quarterly dividends to Xcel Energy. In 2005, 2006 and the first three months of 2007, we have paid dividends to Xcel Energy of $215.3 million, $219.6 million and $56.1 million, respectively. The amount of dividends that we can pay to Xcel Energy is limited to some extent by the Mortgage Indenture for the first mortgage bonds offered hereby and other borrowing arrangements, as well as by our capital structure order approved by the MPUC. As of March 31, 2007, we could have paid to Xcel Energy an additional $890.4 million in dividends under our Mortgage Indenture.

Capital Sources

We expect to meet future financing requirements by periodically issuing long-term debt, short-term debt and common equity to maintain desired capitalization ratios. Our current financing authority from the MPUC requires us to maintain a common equity ratio of between 45.81% and 55.99%. For these purposes, our common equity as of March 31, 2007 was 51.8% of our total capitalization. To the extent Xcel Energy experiences constraints on available capital sources, it may limit its equity contributions to us.

We have a $500 million revolving credit facility that expires in December 2011. Borrowings under that credit facility are classified as a long-term liability on the consolidated balance sheet. The credit facility serves as a back-up for our commercial paper and letters of credit. After considering outstanding commercial paper and letters of credit, as of May 31, 2007, we had approximately $190 million available under this revolving credit facility.

Short-Term Funding Sources

Historically, we have used a number of sources to fulfill short-term funding needs, including operating cash flow, notes payable, commercial paper and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures and working capital, as discussed previously under “—Capital Requirements.”

Operating cash flow as a source of short-term funding is affected by such operating factors as weather; regulatory requirements, including rate recovery of costs; environmental regulation compliance and industry deregulation; changes in the trends for energy prices; and supply and operational uncertainties, all of which are difficult to predict.

Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. Our access varies based on financial performance and existing debt levels. If current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by current operating performance, access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review Xcel Energy and its subsidiary operations on an ongoing basis.

Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under the caption “Risk Factors,” our credit ratings could be lowered or withdrawn in the future.

As of May 31, 2007, we had cash and cash equivalents of approximately $24 million.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

Please read the following information concerning the first mortgage bonds offered hereby in conjunction with the statements under “Description of the First Mortgage Bonds” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus, the Mortgage Indenture and the Supplemental Trust Indenture dated June 1, 2007 relating to the first mortgage bonds offered hereby. The Mortgage Indenture, as supplemented and restated, is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the first mortgage bonds are being offered and sold. As of May 31, 2007, there were nine series of first mortgage bonds in an aggregate principal amount of $1.872 billion outstanding under the Mortgage Indenture.

General

We will offer $350 million amount of      % First Mortgage Bonds, Series due July 1, 2037 as a series of first mortgage bonds under the Mortgage Indenture, as supplemented and restated. The entire principal amount of the first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest thereon, on July 1, 2037.

Interest Payments

Each first mortgage bond will bear interest at the annual rate set forth on the cover page of this prospectus supplement from June     , 2007, payable semi-annually on January 1 and July 1 of each year, beginning January 1, 2008, to the person in whose name the first mortgage bond is registered at the close of business on the December 15 or June 15 immediately preceding such January 1 and July 1. So long as the first mortgage bonds are in book-entry only form, we will wire any payments of principal, interest and premium to the Depository (as defined in the accompanying prospectus under the caption “Description of the First Mortgage Bonds”) or its nominee. See “Book-Entry System” in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the first mortgage bonds is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. The term “business day” shall mean any day other than a Saturday or Sunday or a day on which the offices of the Trustee in the City of Chicago, Illinois, are closed pursuant to authorization of law.

Optional Redemption

We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount of first mortgage bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus          basis points, plus accrued and unpaid interest to the redemption date.

“Treasury Yield” means, for any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the first mortgage bonds being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the first mortgage bonds being redeemed.

“Comparable Treasury Price” means (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (2) if the Mortgage Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the Reference Treasury Dealer Quotations.

“Independent Investment Banker” means Banc of America Securities LLC or its successors or, if such firm or its successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Mortgage Trustee after consultation with us.

“Reference Treasury Dealer” means (1) Banc of America Securities LLC or UBS Securities LLC and any other primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”) designated by, and not affiliated with, Banc of America Securities LLC or UBS Securities LLC and their respective successors, provided, however, that if Banc of America Securities LLC or UBS Securities LLC or any of their respective designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with the Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

If we elect to redeem less than all of the first mortgage bonds, the Mortgage Trustee will select, in such manner as it deems fair and appropriate, the particular first mortgage bonds or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of first mortgage bonds to be redeemed (which, as long as the first mortgage bonds are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the first mortgage bonds or the portions of them so called for redemption will cease to accrue.

Sinking Fund

The first mortgage bonds do not provide for any sinking fund.

Form and Denomination

The first mortgage bonds will be issued as one or more global notes in the name of the Depository or a nominee of the Depository and will be available only in book-entry form. See “Book-Entry System” in the accompanying prospectus. The first mortgage bonds are available for purchase in denominations of $1,000 and integral multiples thereof.

Events of Default

See “Description of the First Mortgage Bonds—Default” in the accompanying prospectus.

Same-Day Settlement and Payment

The underwriters will pay us and settle for the first mortgage bonds in immediately available funds. We will make all payments of principal and interest in immediately available funds.

The first mortgage bonds will trade in DTC’s (as defined in the accompanying prospectus under the caption “Description of the First Mortgage Bonds”) same-day funds settlement system until maturity or until the first mortgage bonds are issued in certificated form, and secondary market trading activity in the first mortgage bonds will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the first mortgage bonds.

Governing Law

The Mortgage Indenture and the first mortgage bonds will be governed by and construed in accordance with the laws of the State of Minnesota.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the respective principal amounts of first mortgage bonds set forth opposite its name below:

Underwriters	Principal Amount
Banc of America Securities LLC	$
BMO Capital Markets Corp.
UBS Securities LLC
Mizuho Securities USA Inc.
U.S. Bancorp Investments, Inc.
Total		$350,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the first mortgage bonds offered by this prospectus supplement are subject to the approval of specified legal matters by counsel and several other specified conditions. If any of the first mortgage bonds are purchased by the underwriters pursuant to the underwriting agreement, then all of the first mortgage bonds offered by this prospectus supplement must be purchased.

The underwriters have advised us that they propose to offer the first mortgage bonds offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement, and, in part, to certain securities dealers at such price less a concession not in excess of       % of the principal amount of the first mortgage bonds. The underwriters may allow, and such dealers may reallow, a concession not in excess of       % of the principal amount of the first mortgage bonds on sales to certain other brokers and dealers. After the initial offering of the first mortgage bonds, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of first mortgage bonds (expressed as a percentage of the principal amount of the first mortgage bonds):

Paid by the Company
Per First Mortgage Bond	%

We estimate that the total expenses of this offering will be $1.3 million. Prior to the offering, there has been no public market for the first mortgage bonds.

The underwriters have informed us that they may make a market in the first mortgage bonds from time to time. The underwriters are not obligated to do this, and they may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the first mortgage bonds or that an active market will develop. We do not intend to apply for the first mortgage bonds to be listed on any national securities exchange or national securities quotation system.

In connection with the offering of the first mortgage bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the first mortgage bonds. Specifically, the underwriters may overallot in connection with the offering of the first mortgage bonds, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, first mortgage bonds in the open market to cover syndicate short positions or to stabilize the price of the first mortgage bonds. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the first mortgage bonds in the offering of the first mortgage bonds, if the syndicate repurchases previously distributed first mortgage bonds in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the first mortgage bonds above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

It is expected that delivery of the first mortgage bonds will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the first mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the first mortgage bonds who wish to trade the first mortgage bonds on the date of this prospectus supplement or the next succeeding business day should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates. They have received or will receive customary fees and commissions for these transactions. Richard K. Davis is the president and CEO, and director of, U.S. Bancorp, the parent company of one of the underwriters, U.S. Bancorp Investments, Inc., and is on the Board of Directors of Xcel Energy, our parent company.

LEGAL OPINIONS

Legal opinions relating to the first mortgage bonds will be rendered by our counsel, James L. Altman, 414 Nicollet Mall, 5th Floor, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for our company. Certain legal matters relating to the first mortgage bonds will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York, for the underwriters. James L. Altman is our Vice President and Deputy General Counsel and was the beneficial owner as of May 30, 2007, of 26,219 shares of common stock of our parent company, Xcel Energy Inc.

PROSPECTUS

$1,040,000,000

NORTHERN STATES POWER COMPANY

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

FIRST MORTGAGE BONDS

DEBT SECURITIES

We may offer for sale, from time to time, up to $1,040,000,000 aggregate principal amount of our secured first mortgage bonds or unsecured debt securities. We may sell our first mortgage bonds or debt securities in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See “Plan of Distribution.” The particular type of security being sold as well as the amount and terms of the sale of a series of our first mortgage bonds or debt securities will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these first mortgage bonds or debt securities unless this prospectus is accompanied by a prospectus supplement. That prospectus supplement will include if applicable:

•       the names of any underwriters, dealers or agents involved in the distribution of that series of first mortgage bonds or debt securities;

•       any applicable commissions or discounts and the net proceeds to us from that sale;

•       the aggregate principal amount and offering price of that series of the first mortgage bonds or debt securities;

•       the rate or rates (or method of calculation) of interest;

•       the time or times and place of payment of interest;

•       the maturity date or dates; and

•       any redemption terms or other specific terms of that series of first mortgage bonds or debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2005.

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Northern States Power Company that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Northern States Power Company, 414 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55401, (612) 330-5500.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,040,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the caption “Where You Can Find More Information.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•       economic conditions, including their impact on capital expenditures and our ability to obtain financing on favorable terms, inflation rates and monetary fluctuations;

•       availability or cost of capital, which are affected by changes in: interest rates; market perceptions of the utility industry, Xcel Energy or any of its subsidiaries, including us; or securities ratings;

•       business conditions in the energy industry;

•       trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we do business;

•       customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

•       financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, the SEC, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

•       factors affecting utility and nonutility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; or electric transmission or gas pipeline constraints;

•       employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

•       increased competition in the utility industry or additional competition in the markets that we serve;

•       State and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

•       rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

•       nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

•       social attitudes regarding the utility and power markets;

•       cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

•       technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

•       significant slowdown in growth or decline in the U.S. economy, delay in growth or recovery of the U.S. economy or increased cost for insurance premiums, security and other items as a consequence of the September 11, 2001 terrorist attacks;

•       risks associated with implementation of new technologies;

•       risk factors discussed under “Risk Factors” in any supplemental prospectus relating to the first mortgage bonds or debt securities being offered by this prospectus; and

•       the other risk factors listed from time to time by us in reports filed with the SEC.

You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business,” “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K, for the year ended December 31, 2004, and other documents on file with the SEC. You may obtain copies of these documents as described under “Where You Can Find More Information.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We are “incorporating by reference” the information we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 4, 2005 and any future filings made after the date of the registration statement of which this prospectus is a part with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities.

We are not required to, and do not, provide annual reports to holders of our first mortgage bonds or debt securities unless specifically requested by a holder.

This prospectus is part of a registration statement we have filed with the SEC relating to our securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the SEC’s public reference room or through its Internet site.

You may also obtain a copy of our filings with the SEC at no cost by writing or telephoning us at the following address:

Attn: Corporate Secretary
Northern States Power Company
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

OUR COMPANY

We were incorporated in 2000 under the laws of the State of Minnesota. Prior to 2000, our regulated utility operations were conducted by the legal entity now operating under the name Xcel Energy Inc. We are an operating utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Minnesota, North Dakota and South Dakota. We also purchase, distribute and sell natural gas to retail customers and transport customer-owned gas in Minnesota and North Dakota. We provide retail electric utility service to approximately 1.4 million customers and gas utility service to approximately 454,000 customers.

We are a wholly owned subsidiary of Xcel Energy. Xcel Energy was incorporated under the laws of the State of Minnesota in 1909 and is a registered holding company under the Public Utility Holding Company Act of 1935. Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, a Colorado corporation, Southwestern Public Service Company, a New Mexico corporation, and Northern States Power Company, a Wisconsin corporation.

We own the following direct subsidiaries: United Power and Land Company, which holds real estate; and NSP Nuclear Corporation, which holds our interest in the Nuclear Management Company.

Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement relating to the issue of a particular series of first mortgage bonds or debt securities, we intend to use the net proceeds from the sale of the first mortgage bonds or debt securities offered hereby for general corporate purposes, including capital expenditures, repayment of short-term debt and refunding of long-term debt at maturity or otherwise. Our short-term debt aggregated approximately $90.0 million as of December 31, 2004. The specific allocation of the proceeds of a particular series of the first mortgage bonds or debt securities will be described in the prospectus supplement relating to that series.

RATIO OF CONSOLIDATED EARNINGS TO
CONSOLIDATED FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	3.3	2.9	3.5	4.0	2.4

For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees; and (ii) fixed charges consist of interest on long-term debt, other interest charges and amortization of debt discount, premium and expense.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the first mortgage bonds will be issued. These summaries are not complete. The indenture and the form of supplemental indenture applicable to the first mortgage bonds have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

The first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading “Book-Entry System” in this prospectus.

General

The first mortgage bonds will be issued in one or more new series under the Trust Indenture dated February 1, 1937 (the “1937 Indenture”) as previously supplemented by 56 supplemental trust indentures, including a Supplemental and Restated Trust Indenture dated May 1, 1988 (the “Restated Indenture”) and a new supplemental indenture for the first mortgage bonds offered hereby (the “New Supplemental Indenture”), all from us to BNY Midwest Trust Company, as successor trustee (the “Mortgage Trustee”). The 1937 Indenture, as supplemented by the supplemental indentures, including the Restated Indenture and the New Supplemental Indenture, is referred to in this prospectus collectively as the “Mortgage Indenture.” The Restated Indenture amends and restates the 1937 Indenture and the supplemental indentures. The Restated Indenture will become effective on the date on which the New Supplemental Indenture is first recorded and filed and, accordingly, the terms of the Restated Indenture will govern the first mortgage bonds offered hereby. As of December 31, 2004, there were 11 series of first mortgage bonds in an aggregate principal amount of $1.506 billion outstanding under the Mortgage Indenture.

The holders of the outstanding first mortgage bonds do not, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the holders of any first mortgage bonds offered by this prospectus will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, holders of first mortgage bonds would have the security afforded by the first mortgage lien on substantially all our property as described below under the caption “Security for the First Mortgage Bonds.” In addition, any change in control transaction and any incurrence of substantial additional indebtedness, as first mortgage bonds, debt securities or otherwise, by us in a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that these approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

When we offer to sell a particular series of first mortgage bonds, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•       the title of the series;

•       any limit on the aggregate principal amount of the series;

•       the price at which the series will be issued;

•       the date of maturity of that series;

•       the date or dates on which we will pay the principal of that series;

•       the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

•       the date or dates from which interest will accrue;

•       the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the first mortgage bonds of that series are registered on the regular record date;

•       any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

•       the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

•       whether we will issue that series in whole or in part in book-entry form; and

•       any other terms of that series of first mortgage bonds.

Redemption

The prospectus supplement that describes a particular series of first mortgage bonds will set forth any terms for the optional or mandatory redemption of that particular series.

Security for the First Mortgage Bonds

In the opinion of our counsel, the first mortgage bonds being issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only (1) to permitted liens and encumbrances, such as for taxes not delinquent or being contested in good faith, and (2) as to parts of our property, to easements, conditions, restrictions, leases and similar encumbrances which do not affect our use of that property in the usual course of our business, to minor defects in titles which are not material and to defects in titles to properties not essential to our business.

The Mortgage Indenture subjects to the lien of the Mortgage Indenture all property, rights and franchises, except as otherwise expressly provided, we acquired after the date of the 1937 Indenture. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code. The opinion of counsel does not cover titles to easements for water flowage purposes or rights-of-way for electric and gas transmission and distribution facilities, steam mains and telephone lines. However, we have the power of eminent domain in the states in which we operate.

The Mortgage Indenture allows permitted encumbrances on the mortgaged and pledged property whether now owned or acquired in the future.

Permitted encumbrances include, among others, the following:

•       permitted liens (liens for taxes not yet delinquent or being contested in good faith, mechanics’, workers’ and other similar liens, and easements and rights of way);

•       rights of parties to agreements with us relating to property owned or used jointly with that party, provided the rights:

•        do not materially impair the use of the property in the normal course of our business;

•        do not materially affect the security provided by the Mortgage Indenture; and

•        are not inconsistent with the remedies of the Mortgage Trustee upon a completed default;

•       leases existing on the effective date of the Restated Indenture affecting property owned by us on the effective date;

•       leases which do not interfere in any material respect with the use by us of the property for its intended purpose and which will not have a material adverse impact on the security provided by the Mortgage Indenture;

•       other leases relating to 5% or less of the sum of our depreciable property and land; and

•       any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Mortgage Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

•        no default has occurred and is continuing;

•        the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

•        the mortgage will apply only to the property originally subject to that mortgage, we will close the mortgage and we will not issue additional indebtedness under that mortgage.

(Section 1.03 of the Restated Indenture.)

The holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien or (2) terminate the lien of the Mortgage Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 18.02(e) of the Restated Indenture.)

Sinking Fund Provisions

We currently do not have any outstanding first mortgage bonds that are, and, unless the prospectus supplement that describes a particular series of first mortgage bonds provides otherwise with respect to that series, the first mortgage bonds offered hereby will not be, subject to a sinking fund.

Maintenance Provisions

As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

•       maintenance;

•       property retirements offset by permanent additions;

•       retirements of first mortgage bonds; and

•       amounts of established permanent additions.

(Section 9.01 of the Restated Indenture.)

We may withdraw moneys from the maintenance fund in amounts equal to retirements of first mortgage bonds and permanent additions. Cash on deposit in the maintenance fund may be used for the purchase or redemption of first mortgage bonds. Any redemption of this nature would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of that first mortgage bond. (Sections 9.03 and 9.04 of the Restated Indenture).

To the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1987, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.)

We have agreed to maintain our properties in adequate repair, working order and condition. (Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 66 2/3% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the Restated Indenture); (2) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the Restated Indenture); or (3) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the Restated Indenture.)

The first mortgage bonds issued pursuant to this prospectus will be issued under clause (1) or (2) above. At December 31, 2004, the amount of net permanent additions available for the issuance of first mortgage bonds was approximately $5.704 billion, of which $1.560 billion could be used to authenticate the $1.040 billion principal amount of the first mortgage bonds. As of December 31, 2004, $358.6 million of retired first mortgage bonds were available to authenticate up to $358.6 million of first mortgage bonds.

We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions, or clause (3), unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. (Section 5.04, Section 6.02 and Section 7.01 of the Restated Indenture.) The calculation of earnings applicable to bond interest includes all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

Permanent additions include the following:

•       our electric and steam generating, transmission and distribution properties;

•       our gas storage and distribution properties;

•       construction work-in-progress;

•       our fractional and undivided property interests;

•       property used for providing telephone or other communication services; and

•       engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property.

(Section 1.03 of the Restated Indenture.)

Assuming that the interest cost on variable rate first mortgage bonds is at the maximum allowable rate, earnings applicable to bond interest for the twelve months ended December 31, 2004 would be 2.59 times the annual interest requirements on our first mortgage bonds, including the first mortgage bonds issued pursuant to this prospectus at an assumed 6.5% interest rate, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices, and sinking fund, among other things. (Article 11 of the Restated Indenture.)

Provisions Limiting Dividends on Common Stock

We have agreed that the sum of:

•       all dividends and distributions on our common stock after the effective date of the Restated Indenture (other than in common stock); and

•       the amount, if any, by which the considerations given by us for the purchase or other acquisition of our common stock after the effective date exceeds the considerations received by us after the effective date from the sale of common stock, will not exceed the sum of:

•       our retained earnings at the effective date; and

•       an amount equal to our net income earned after the effective date, after deducting all dividends accruing after the effective date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the effective date.

In computing net income for the purpose of this covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the effective date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of our completed depreciable property. (Section 8.07 of the Restated Indenture.)

Release Provisions

The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Mortgage Indenture also permits the following, in each case without any release or consent by the Mortgage Trustee or accountability to the Mortgage Trustee:

•       the sale or other disposal of securities not pledged under the Mortgage Indenture, contracts, accounts, motor cars, and certain equipment and supplies;

•       the cancellation, change or alteration of leases, rights-of-way and easements;

•       the surrender and modification of any franchise or governmental consent subject to certain restrictions;

•       all motor vehicles, vessels and marine equipment, railroad cars, engines and related equipment, airplanes, office furniture and leasehold interests in property owned by third parties; and

•       the leasing of the property subject to the lien of the Indenture if it does not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture.

(Article XI of the Restated Indenture.)

Any of the mortgaged and pledged property may be released from the lien of the Mortgage Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) Upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin-off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the bondholders.

Modification of the Mortgage Indenture

With our consent, the provisions of the Mortgage Indenture may be changed by the affirmative vote of the holders of 66 2/3% in principal amount of the first mortgage bonds outstanding except that, among other things, the following may not be done without the consent of the holder of each first mortgage bond so affected:

•       the maturity of a first mortgage bond may not be extended;

•       the interest rate may not be reduced;

•       the terms of payment of principal or interest may not be changed;

•       no lien ranking prior to or on a parity with the lien of the Mortgage Indenture with respect to any of the property mortgaged or pledged under the Mortgage Indenture may be created;

•       the security of the lien upon the mortgaged and pledged property for the security of such holder’s bond may not be deprived; and

•       the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

(Section 18.02 of the Restated Indenture.)

Defaults

The following is a summary of events defined in the Mortgage Indenture as completed defaults:

•       default in payment of principal of any first mortgage bond;

•       default continued for 90 days in payment of interest on any first mortgage bond;

•       default in the covenant contained in Section 8.11 of the Restated Indenture regarding bankruptcy, insolvency, assignment or receivership; and

•       default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

(Section 13.01 of the Restated Indenture.)

Notice of Default.   The Mortgage Trustee is required to give notice to bondholders within 90 days after the occurrence of a default, unless the default has been cured before giving its notice; provided that, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 16.02 of the Restated Indenture.)

Acceleration of Maturity.   In case of a completed default, either the Mortgage Trustee or the holders of 25% in principal amount of (1) the first mortgage bonds outstanding or (2) the first mortgage bonds affected by the default, may declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the lien of the Mortgage Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Mortgage Indenture. Before taking these actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIII of the Restated Indenture.)

Compliance Certificate.   We are required to file with the Mortgage Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to our compliance with all of the conditions and covenants under the Mortgage Indenture. (Section 8.18 of the Restated Indenture.)

Other Provisions

Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for payment has been made, the Mortgage Trustee will cancel and discharge the Mortgage Indenture. (Article XVII of the Restated Indenture.) We may deposit with the Mortgage Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. The Mortgage Indenture also provides that we must furnish to the Mortgage Trustee officers’ certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants’ certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Mortgage Indenture and some other matters. (Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

Concerning the Trustee

BNY Midwest Trust Company is the Mortgage Trustee under the Mortgage Indenture. We maintain banking relationships with the Mortgage Trustee in the ordinary course of business.

Governing Law

The Mortgage Indenture and first mortgage bonds being issued pursuant to this prospectus are governed by, and construed in accordance with, the laws of the State of Minnesota.

DESCRIPTION OF SENIOR UNSECURED DEBT SECURITIES

The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured debt securities will be issued. These summaries are not complete. The indenture and the form of supplemental indenture applicable to the debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

The debt securities will be represented either by global securities registered in the name of the Depository, or its nominee, or by securities in certificate form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the caption “Book-Entry System” in this prospectus.

General

The debt securities will be issued in one or more new series under the Indenture dated July 1, 1999 between us and Wells Fargo Bank, N.A., as successor trustee (the “1999 Trustee”). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for the debt securities, is referred to in this prospectus as the “1999 Indenture.” As of December 31, 2004, there were two series of debt securities in an aggregate principal amount of $435.0 million outstanding under the 1999 Indenture.

The holders of the outstanding debt securities do not, and, unless the supplemental indenture that describes a particular series of debt securities provides otherwise with respect to that series, the holders of any debt securities offered by this prospectus will not, have the right to require us to repurchase the debt securities if we become involved in a highly leveraged or change in control transaction. The 1999 Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, any change in control transaction and any incurrence of substantial additional long-term indebtedness, as first mortgage bonds, debt securities or otherwise, by us in such a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal regulatory authorities. Management believes that such approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

The debt securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured indebtedness. In this “Description of Senior Unsecured Debt Securities” we refer to securities issued under the 1999 Indenture, whether previously issued or to be issued in the future, including the debt securities, as the “securities.” The amount of securities that we may issue under the 1999 Indenture is not limited.

When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

•       the title of the series;

•       any limit on the aggregate principal amount of the series;

•       the price at which the series will be issued;

•       the date of maturity of that series;

•       the date or dates on which we will pay the principal of that series;

•       the rate or rates at which that series will bear interest or the method of calculating the rate or rates;

•       the date from which the interest will accrue;

•       the dates on which we will pay interest and the regular record dates for the interest payment dates and the persons to whom we will pay interest if different from the person in whose name the debt securities of that series are registered on the regular record date;

•       any redemption terms, including mandatory redemption through a sinking fund or otherwise, redemption at our option and redemption at the option of the holder;

•       the denominations in which we will issue that series, if other than $1,000 and integral multiples of $1,000;

•       whether we will issue that series in whole or in part in book-entry form; and

•       any other terms of that series of debt securities.

Registration, Transfer and Exchange

Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and kind (Section 2.6 of the 1999 Indenture).

Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer) at the office of the 1999 Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the 1999 Indenture. Any transfer or exchange will be effected upon the 1999 Trustee’s satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.6 and 2.7 of the 1999 Indenture.)

The 1999 Trustee will not be required to exchange or register a transfer of any debt securities of a series selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the 1999 Indenture.) See the information under the caption “Book-Entry System.”

Payment and Paying Agents

Principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System.” Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, interest on debt securities that are in the form of certificated securities will be paid by check mailed to the holder at that person’s address as it appears in the register for the debt securities maintained by the 1999 Trustee; however, a holder of $10,000,000 or more of the debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer, if appropriate wire transfer instructions have been received by the 1999 Trustee on or prior to the applicable record date. (Section 2.12 of the 1999 Indenture.) Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated securities will be payable in immediately available funds at the office of the 1999 Trustee. (Section 2.12 of the 1999 Indenture.)

All monies paid by us to a paying agent for the payment of principal, interest or premium on any debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the 1999 Indenture.)

Events of Default

The following constitute events of default under the 1999 Indenture:

•       default in the payment of principal and premium, if any, on any security issued under the 1999 Indenture when due and payable and continuance of that default for 5 days;

•       default in the payment of interest on any security issued under the 1999 Indenture when due and continuance of that default for 30 days;

•       default in the performance or breach of any of our other covenants or warranties in the securities or in the 1999 Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the 1999 Indenture; and

•       specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the 1999 Indenture.)

If an event of default occurs and is continuing, either the 1999 Trustee or the holders of a majority in principal amount of the outstanding securities may declare the principal amount of all securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the 1999 Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the 1999 Indenture.)

The 1999 Trustee generally will be under no obligation to exercise any of its rights or powers under the 1999 Indenture at the request or direction of any of the holders unless such holders have offered acceptable indemnity to the 1999 Trustee. (Section 8.2 of the 1999 Indenture.) The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the 1999 Trustee, or of exercising any trust or power conferred on the 1999 Trustee, relating to the securities. (Section 7.7 of the 1999 Indenture.) Each holder has the right to institute a proceeding relating to the 1999 Indenture, but this right is subject to conditions precedent specified in the 1999 Indenture. (Sections 7.4 and 7.7 of the 1999 Indenture.) The 1999 Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on any securities, however, the 1999 Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the 1999 Indenture.) We are required to deliver to the 1999 Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the 1999 Indenture. (Section 5.5 of the 1999 Indenture.)

Modification

We and the 1999 Trustee may modify and amend the 1999 Indenture from time to time.

We will not need the consent of the holders for the following types of amendments:

•       adding to our covenants for the benefit of the holders or surrendering a right given to us in the 1999 Indenture;

•       adding security for the securities; or

•       making various other modifications, generally of a ministerial or immaterial nature.

(Section 12.1 of the 1999 Indenture.)

We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

•       a change in the maturity date of any security;

•       a reduction in the interest rate or extension of the time of payment of interest;

•       a reduction in the principal amount of any security, the premium payable on any security, or the amount of principal that could be declared due and payable prior to the stated maturity;

•       a change in the currency of any payment of principal, premium or interest on any security;

•       an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

•       a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the 1999 Indenture or to waive past defaults; or

•       a modification in these requirements.

(Section 12.2 of the 1999 Indenture.)

Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities.

Defeasance and Discharge

We may be discharged from all obligations relating to the debt securities and the 1999 Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the 1999 Trustee, in trust for the benefit of holders of securities, money or United States government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the 1999 Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the 1999 Indenture. If we discharge our obligations as described above, the holders of securities must look only to the funds deposited with the 1999 Trustee, and not us, for payments on the securities. (Section 4.1 of the 1999 Indenture.)

Consolidation, Merger and Sale of Assets

We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the 1999 Indenture that we are to perform or observe and we or the successor or transferee corporation, as applicable, are not, immediately following such merger, sale or transfer, in default in the performance of any of those covenants. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the 1999 Indenture with the same effect as if the successor corporation had been named as us in the 1999 Indenture and we will be released from all obligations under the 1999 Indenture. Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, the 1999 Indenture will define all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically will permit any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the securities. (Sections 11.1 and 11.2 of the 1999 Indenture.)

Limitation on Liens

Unless the prospectus supplement that describes a particular series of debt securities provides otherwise with respect to that series, so long as any debt securities are outstanding, we will not create or permit to exist any mortgage, pledge, security interest or other lien (collectively, “liens”) on any of our utility properties or assets, whether we own it now or acquire it later, unless we similarly secure the debt securities and all other securities issued under the 1999 Indenture prior to or contemporaneously with the debt securities.

This restriction will not apply to:

•       any of our subsidiaries;

•       the Mortgage Indenture securing our first mortgage bonds, or any indenture supplemental to our Mortgage Indenture;

•       liens on any property existing at the time we acquire the property (or within one year of our acquisition);

•       purchase money liens; or

•       any extension, renewal, or replacement (or successive extensions, renewals or replacements) of any lien referred to in the clauses listed above.

In addition, this restriction will not apply to the following “permitted encumbrances,” among others:

•       the pledge or assignment, in the ordinary course, of electricity, gas, steam or accounts receivable;

•       liens existing on any property at the time the corporation owning the property merges with us or transfers all or substantially all of its property to us, so long as our Board of Directors determines that the property is adequate security for the lien; and

•       liens not otherwise permitted if the total of all permitted encumbrances would not exceed 10% of our tangible net worth.

As described above, these restrictions will limit our ability to incur secured debt, but will not prohibit it entirely. The restrictions will not prevent us from entering into leases in the ordinary course of business. You should be aware that one of those exceptions described above permits us to issue first mortgage bonds in amounts up to the limits described in the Mortgage Indenture. The Mortgage Indenture permits us to issue first mortgage bonds in amounts equal to 66 2/3% of the cost or fair value of permanent additions and up to 100% of retired first mortgage bonds. As of December 31, 2004, the amount of first mortgage bonds that we could issue on the basis of permanent additions was approximately $3.803 billion and the amount of first mortgage bonds we could issue on the basis of retired bonds was approximately $358.6 million. However, we cannot issue any first mortgage bonds on the basis of permanent additions unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those being issued and any obligations secured by prior liens and any indebtedness secured by permanent additions.

Resignation or Removal of 1999 Trustee

The 1999 Trustee may resign at any time by notifying us in writing and specifying the day upon which the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 8.10 of the 1999 Indenture.)

The holders of a majority in principal amount of the outstanding securities may remove the 1999 Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the 1999 Trustee upon notice to the holder of each security outstanding and appointment of a successor 1999 Trustee. (Section 8.10 of the 1999 Indenture.)

Concerning the 1999 Trustee

Wells Fargo Bank, N.A. is the 1999 Trustee. We maintain banking relationships with the 1999 Trustee in the ordinary course of business. The 1999 Trustee also acts as trustee for securities of some of our affiliates.

BOOK-ENTRY SYSTEM

Each series of securities offered by this prospectus may be issued in the form of one or more global first mortgage bonds or global debt securities, as applicable, representing all or part of that series of securities. This means that we will not issue certificates for that series of securities to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will wire principal, interest and any premium payments to the Depository or its nominee. We and the trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the applicable trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

Unless otherwise specified in the prospectus supplement that describes a particular series of first mortgage bonds or debt securities, DTC will act as Depository for those securities issued as global securities. The securities will be registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and its Direct or Indirect Participants (collectively, “Participants”) are on file with the SEC. DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each debt security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, securities certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The global securities will be exchangeable for corresponding certificated securities registered in the name of persons other than DTC or its nominee if (1) DTC (a) notifies us that it is unwilling or unable to continue as depository for any of the global securities or (b) at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934, (2) there shall have occurred and be continuing an event of default with respect to the applicable series of first mortgage bonds or debt securities or (3) we execute and deliver to the trustee an order that the global securities will be so exchangeable.

The information in this section concerning DTC and DTC’s book entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

PLAN OF DISTRIBUTION

We intend to sell the securities offered by this prospectus to or through underwriters or dealers, and may also sell the securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of securities.

The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

Under agreements into which we may enter in connection with the sale of the securities, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction to any person to whom it is unlawful to make the offer in the jurisdiction. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.

LEGAL OPINIONS

Legal opinions relating to the first mortgage bonds and debt securities will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota, and Jones Day, Chicago, Illinois, counsel for our company. Certain legal matters relating to the first mortgage bonds and debt securities will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York, for any underwriters, dealers or agents named in a prospectus supplement. Gary R. Johnson is our Vice President and General Counsel and was the beneficial owner as of March 4, 2005, of 153,119.19 shares of common stock of our parent company, Xcel Energy Inc.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Northern States Power Company Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$350,000,000

Northern States Power Company

(a Minnesota corporation)

           % First Mortgage Bonds, Series due July 1, 2037

Prospectus Supplement

June     , 2007

Joint Book-Running Managers

Banc of America Securities LLC

BMO Capital Markets

UBS Investment Bank

Co-Managers

Mizuho Securities USA Inc.

U.S. Bancorp Investments, Inc.